Valo (YC W19)



LETTER ⌄

Dear investors,

This past year has been a defining one for Valo. We've made incredible progress on our hydrofoil system, which is now one of the most advanced in the world. We are also nearing completion of our first full vehicle, bringing us closer to revolutionizing high-performance electric boating.

That said, it hasn't been without its challenges. Running with a small team has meant pushing the limits of efficiency, and fundraising has been more difficult than anticipated in this market. Despite these hurdles, we've continued to execute and move forward at an impressive pace.

We're entering the new year stronger, more focused, and closer than ever to bringing our vision to life. Thank you for your ongoing support—we couldn't do this without you. Looking forward to the next phase together!

We need your help!

As we continue to push the boundaries of marine mobility, we want to leverage the expertise, networks, and insights of our investors to accelerate our growth. Your support goes beyond capital—we value your strategic guidance and connections that can help us execute at a higher level. Here are the key areas where your involvement could make a significant impact:

One of the most valuable ways you can support Valo is by introducing us to potential customers and partners. If you have connections in the maritime industry, waterfront property developments, ferry operators, or government entities focused on clean transportation, we'd love an introduction. Additionally, partnerships with marinas, yacht clubs, and luxury resorts could help us scale adoption

Sincerely,

Edward Kearney
CEO

Jeremy Osborne
Director

How did we do this year?

REPORT CARD



☺ The Good

Product development went very well, with the Hydrofoil system being almost entirely designed, built and tested

Sales for the hydrofoil system were good with a 3 inbound leads with very little outbound effort

The Valo Hyperfoil product development is also progressing well with the hull and deck arriving, ready to install the first system

☹ The Bad

Fundraising continued to be a challenge

The small team means that there is lots of work to do

Progress was not as fast as we would have liked, and we didn't exhibit at the Fort Lauderdale International Boat Show.

2024 At a Glance

January 1 to December 31



$65,078 [57%]
Revenue



-$1,025,926
Net Loss



$579,485 **+31%**

Short Term Debt



$360,472

Raised in 2024



$160,000

Cash on Hand
As of 03/ 1/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$149,663

$65,078

-$964,452

-$1,025,926

2023

2024

Net Margin: -1,576%   Gross Margin: -648%   Return on Assets: -348%   Earnings per Share: -$0.33

Revenue per Employee: $32,539   Cash to Assets: 68%   Revenue to Receivables: ~   Debt Ratio: 436%

📄 Boundary_Layer_Technologies_Inc._Reviewed_Financials_FY2022-2021.pdf

📄 Boundary_Layer_Technologies_Inc._Consolidated_2023_Financial_Review.pdf

📄 Boundary_Layer_Technologies_Inc_-2024_Balance_Sheet.pdf

📄 Boundary_Layer_Technologies_Inc_-_2024_Income_Statement.pdf

📄 Valo_Template_Financial_Report_2024.pdf

We  Our 334 Investors

Thank You For Believing In Us

Kuriakose P. Thomas	John Contarino	Andre Harrell	Lindsay Little	Todd Lisy	Nicolas Ritz
Tom Dolezal	Daniel Chan	Isaac Wiedmann	Joseph Carothers	David Cole	Brent Hightower
Tim Jackson	Vance Jarrette Primus	Denielle Juip	Jacob Liljenquist	Ilia Lewis	Michael Steiner
Pasala Ravichandran	David Vandeveer	Frank Grey Hughe...	Mark Bruckner	Richard Clement	Dan McIvor
Glory Tshokama	Leonid Turetsky	Leroy Young	Michael Balle	Thomas...	Dennis O'Connor
Vivek Kumar Dubey	Lane Ostrow	Alan Thielke	Christopher Shyers	Peter Wiggin	Sandro Bacchelli
Shaun Weaver	Capital Department	óskar A. Hjartarson	Aiden Cohen	Prayush Poddar	Kenneth Udell
Pramod Rustagi	Artan Kristo	Mahmood Easmeil	Leon Dingle	Grigore B. Hreniuc	Kapeesh...
Sergey Kultyshev	Giuseppe De Giorgi	Todd Medema	Danny Park	Ben Paul	Jonathan Kania
Sarai Macedo	John D'Alessandro	Angel Colon	Kiyoko Osone	Roderick Herron	Anuj Thakkar
Domenic Gigliotti	Emily Mitchell	Virginia Carlson	Gert Wassink	Yesid Castro	Bob Grieb
Alex Noonan	Prima Star LLC	Shane Oksanen	Karlene Olesuk	Juan Heredia	Miroslava Lindova
Tesfu Tesfazgi	Rahul Kripalani	Nick Zhang	Dennis Oswalt	Jandjr Happy	Zachary Phillips
Kevin Shelton	David Pruitt	Chinedu Ogbonna	Tocka Ayman	Joris Hogeweg-Lek	Mark Dingle
Harshvardhan Sanghi	Eren Algan	Luke Lee	James Walls	Don Piha	Irvin S. Martin
Yolanda Allen	Aaron Hatch	Russell Plaice	Aun Mohammad	Phillip Nauta	Hamilton Magtibay
Russell Walter...	Blue Thunder Somogyi	Andrew Neely	Kent G Daeke	Mitchell Rabin	Thomas Thurston
Karl J Cerny	Dayne C Eyer	Zackary R Giannakas	Jaison Joseph	Giorgio Roverato	Jay Sen
Mba- Akuribila	Laurence D Pearl	Patrick Baumberger	Storm Connors	Alex Rosati	Harish Kotecha
Moonshot DisruptX	Charles Walther	Charles Kung	Miho Narita BAIRD	Madeleine Boothe	Kirby Scott Coe
Robert N Shipp	Jason J LaQua	Ronald G. Stits	Richard N Sales	Jonathan Vo Nguyen	Joel Feldman
Julia Lepik	Bert Loenders	Ed Kearney	David Cohen	Dalip Singh	Miguel Francis
Kimberly Rodriguez	Robert Richard Salmen	James Nunn	Patrick Wright	Mahendra Mike S Todai	Robert King Stodola
Dimitrios Kousparis	Bobak Pousti	Kaushal Gokare	Rhonda K Rogers	Josef Chen	Abraham Varghese
Fredrick Leigh	Janine Eva Fondon	Reed SP	Lance Berry	Stephen Reid	Dylan Smith
Vivek Mungali	Danny Thomas	Shantini Munthree	Mahmoud Attia	Jeff Hummel	Max Spitze
John Mark Bayliss	Glen Farebrother	Nikolaos Argyros	Mandar Mirashi	Andrew Roosevelt	Erik Engebreth
Alex Wenckus	Michael Lee	Larry E Proud	Andreas Skevas	Vural Tuna	Thembile Mtwa
Daniel Keenan	Randy Carver	Brian Fischer	Rudolfo Munguia	William Plauth	Kyle John Steinle
Kumiko Oga	Gary Katelansky	Ryan Kaplan	Gregory Gawel	Michael Farkas	Terrance Brooms

Edward Kelly Medlock	Thomas SPYCHALSKI	Kotaiah Chinnam	Michael Yaldezian	Michael Kaloydis	Joseph Dirksmeier
Marco Napoletano	Ritankar Das	Jon Duff	Tommy L Pierson	Rico Robinson	Wing Yi Lin
Bryan Giger	Alberto Burgos	Mike Mutto	James Fackert	David Verkade	David B Preiss
David Wagner	Joseph Garzone	Rakesh Sharma	Joshua Foster	Robert McHenry	Randy Bean
Nicolas Christoph John	Dennis W. Taylor	Ziyad Alami	Scott Theiring	Doreen Amber Loomis	Timothy Stumpff
Edward J Davalle	Richard Allen Raymer	Michael Sommerer	Robert Reeter	Allan Leung	Whoopi Goldberg
Dennis Ray Thomas	Robert Waicekauskas	Jerry Marshak	Salvatore Borruso	Scott King	Ted Lipman
Ram Bishnoi	Michael Shannon	Mohamed Adenwalla	Jimmy Black	Jed Karpinski	Christy May Conaway
Shailesh Vachhani	Antonio Hipolito...	Shannon Cox	Jesse Palmer	Terry Sadler	Charles Ward Seabury
Alexander Zavelsky	Lisa Farber	Paul Leatherman	Georgia L Rogers	Harish Garre	Chris Mui
Liz Scott	Cara Chen	Anna Ponamarchuk	Michael Riordan	Shreyas Sudhakar	Brian Keith Todd
Niklas Olsson	Roger Baird	Brad Lorge	Garrett Bray	Danny Adams	Tom Staiger
Fabien David	George Burkhard	Zane Salim	Matthew Barnett	Selena Kearney	David Young
Cody Taylor	Orawan...	Kent Leach	Damien Yambo	Todd Hovanec	Jason McGuire
Leanora Horne	W Kim Colich	Thomas Smith	Raj Yakkali	Frederic Andre	Yogendre Kumar Patel
Maciej Rumprecht	Erling E Jacobsen Jr	Dylan Cain	Vijayakumar Aluru	Debbie Pryse	Shelly Reese
Kevin Sherman	Tobi Gs	Thomas Sew	Betty L Wrzesinski	Rajesh Namile	Simon Le Pennec

Thank You!

From the Valo (YC W19) Team



Ed Kearney

CEO

Serial entrepreneur. 4x founder, 2x YC-backed & 2 exits. Co-founder of world's largest photography company, Snappr, grew from 0-2K photographers in 6 countries....







Reo Baird

CTO

Hydrofoiling tech + engineering expert. Co-founder and former CTO of e-foil boat company Navier. Ex-McKinsey consultan...

Paul Beiker

Naval Architecture Consultant

Pioneer in marine design. 30+ years in high tech marine design + engineering. Principal design engineer on Oracle Team USA...



Mateo Pena Doll

Mechanical Engineering + Powertrain Consultant

Powertrain industry veteran. Owner at marine powertrain leader Doll Motors. Co-founder of New Valence Robotics...



Benjamin Tripplet, PhD

Lead GNC Engineering Consultant

Navigation + control engineer. 25+ years experience in control systems. Ex-Boeing, Insitu, & Masten Guidance. Built guidan...

Details

The Board of Directors

Director	Occupation	Joined
Edward Tahdah Kearney	CEO @ Boundary Layer Technologies	2018
Jeremy Osborne	CEO @ Helios Climate Industries	2018

Officers

Officer	Title	Joined
Edward Tahdah Kearney	President CFO Secretary Treasurer CEO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Edward Tahdah Kearney	2,500,000 Common Stock	45.8%
Renardo Baird	1,904,762 Options	34.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2018	$17,000	Safe	Regulation D, Rule 506(b)
01/2019	$40,000	Safe	Regulation D, Rule 506(b)
04/2019	$2,223,500	Safe	Regulation D, Rule 506(b)
12/2019	$150,000	Safe	Regulation D, Rule 506(b)
10/2020	$591,900	Safe	Regulation D, Rule 506(b)
10/2020	$50,000	Safe	Regulation D, Rule 506(b)
01/2022	$1,783,847	Safe	Regulation D, Rule 506(b)
06/2023	$700,000		Other
06/2023	$25,000	Safe	Regulation D, Rule 506(b)
09/2023	$811,900	Safe	Regulation D, Rule 506(b)
09/2024	$360,472		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Edward Kearney ❓	06/02/2023	$700,000	$710,000 ❓	4.42%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	3,075,017	Yes

Warrants:	0
Options:	337,681

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We face risks as it relates to the market. If not enough people want to buy our product, or if the future demand is smaller than anticipated, we may not be able to create a large or profitable business.

We will likely need to raise additional capital in order to reach a point of profitability. We will need to reach a large production scale in order to reach profitability with a highly valuable company.

Our products require maintenance and servicing. If there is too high of a burden of maintenance and servicing, we may need to provide services to fix that, and our brand image may be tarnished.

We face risks as it relates to competitors. Incumbent industry players or new startup players could decide to enter our market. Other incumbents could have more capital to deploy, better distribution, or better production facilities than we do, which may drive down the overall price.

We face risks as it relates to execution. If we are unable to build the product we intend to build with the resources we have, then we may not be able to deliver on customer demand.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

As a luxury product, we are subject to investor demands, which could change if there's a national or global recession.

We face supply chain risks. While we have a few suppliers for our main supplies, there is also the risk that geopolitical or world events could interrupt that supply chain and thus our ability to operate.

If people hurt themselves using our product, that could pose a risk to our business as a liability. A customer or potential customer could sue us, which could be costly to the business and impact our brand reputation.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities,

decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Boundary Layer Technologies Inc

Delaware Corporation
Organized April 2018
2 employees
2900 Main Street
Alameda CA 94501 http://ridevalo.com

Business Description

Refer to the Valo (YC W19) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Valo (YC W19) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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